SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

20 November 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 20 November 2025
           re: Block Listing of Shares

20 November 2025

LLOYDS BANKING GROUP PLC - BLOCK LISTING OF SHARES

Application has been made to the Financial Conduct Authority and the London Stock Exchange for a block listing of 195,000,000 ordinary shares of 10p each in Lloyds Banking Group plc (the "Company"), comprised of 900,000 shares for the Lloyds Banking Group Executive Group Ownership Plan 2016, 27,100,000 shares for the Lloyds Banking Group Long Term Share Plan 2020, 27,000,000 shares for the Lloyds Banking Group Share Incentive Plan and 140,000,000 shares for the Lloyds Banking Group Sharesave Scheme 2017 (together the "Plans"). These shares will be allotted to trade on the London Stock Exchange and be admitted to the Official List upon allotment pursuant to the Company's obligations under the Plans. These shares will rank equally with the existing issued ordinary shares of the Company. Admission of the shares is expected on 24 November 2025.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 20 November 2025